

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Todd Branning
Chief Financial Officer
NeuBase Therapeutics, Inc.
350 Technology Drive
Pittsburgh, PA 15219

> **Re: NeuBase Therapeutics, Inc.**
> **Form 10-K for the Year Ended September 30, 2022**
> **Filed December 21, 2022**
> **File No. 1-35963**

Dear Todd Branning:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Life Sciences